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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR
[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-13086



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                            WEATHERFORD ENTERRA, INC.
                AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

================================================================================

                         Weatherford International, Inc.
                             515 Post Oak Boulevard
                                    Suite 600
                               Houston, TX 77027

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrative Committee of
Weatherford Enterra, Inc. Amended and
Restated Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Weatherford Enterra, Inc. Amended and Restated Employee Stock Purchase Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Weatherford Enterra, Inc. Amended and Restated Employee Stock Purchase Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




ARTHUR ANDERSEN LLP

Houston, Texas
February 18, 2000

                            WEATHERFORD ENTERRA, INC.
                AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998



                                                                                          1999           1998
                                                                                       ----------     ----------
ASSETS:
   Common Stock of Weatherford International, Inc., at quoted market value, 25,461 shares at $39.938 per share (cost $748,394) in 1999 and 18,785 shares at
     $19.375 per share (cost $552,075) in 1998                                         $1,016,861     $  363,959
   Contributions receivable-
     Company                                                                               13,570         24,493
     Participants                                                                          27,427         49,392
                                                                                       ----------     ----------
                                                                                           40,997         73,885
   Other receivable                                                                        22,046           --
   Cash and cash equivalents                                                                7,237          1,957
                                                                                       ----------     ----------
                                        Total assets                                    1,087,141        439,801
                                                                                       ----------     ----------
LIABILITIES:
   Other payable                                                                            4,405           --
                                                                                       ----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                 $1,082,736     $  439,801
                                                                                       ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                            WEATHERFORD ENTERRA, INC.
                AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
            FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999


                                                                            1999             1998             1997
                                                                         -----------      -----------      -----------
REALIZED NET GAIN (LOSS) ON THE SALE OR DISTRIBUTION OF COMMON STOCK     $    71,699      $   (44,418)     $    51,932

CHANGES IN UNREALIZED APPRECIATION (DEPRECIATION) OF COMMON STOCK            456,583         (443,484)         142,544

CONTRIBUTIONS:
   Company                                                                   152,656          127,627          162,379
   Participants                                                              307,807          257,345          325,095

INTEREST INCOME                                                                  348              256              234

OTHER                                                                         17,641             --               --

WITHDRAWALS BY PARTICIPANTS:
   Common Stock, at market value                                            (363,236)        (445,359)        (263,437)
   Cash                                                                         (563)          (1,352)            (409)
                                                                         -----------      -----------      -----------
INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                642,935         (549,385)         418,338

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                                         439,801          989,186          570,848
                                                                         -----------      -----------      -----------
   End of year                                                           $ 1,082,736      $   439,801      $   989,186
                                                                         ===========      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

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                            WEATHERFORD ENTERRA, INC.
                AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS



1.  GENERAL AND SUMMARY OF
    SIGNIFICANT ACCOUNTING POLICIES:

General

The Weatherford Enterra, Inc. Amended and Restated Employee Stock Purchase Plan (the Plan) was established for the purpose of affording eligible employees of Weatherford International, Inc. formerly Weatherford Enterra, Inc., and its subsidiaries (the Company), an opportunity to regularly and systematically invest in the Company's common stock, $1.00 par value (the Common Stock).

On May 27, 1998, EVI, Inc., merged with Weatherford Enterra, Inc. (the Merger), and changed its name to EVI Weatherford, Inc., and traded on the New York Stock Exchange (the NYSE) under the symbol "EVI" until September 21, 1998. Under the terms of the merger agreement, Weatherford Enterra, Inc. stockholders received
0.95 of a newly issued share of EVI Weatherford, Inc. Common Stock for each share of Weatherford Enterra, Inc. common stock. Accordingly, all shares held by the Plan were exchanged for 0.95 shares of EVI Weatherford, Inc. Common Stock.

On September 21, 1998, the stockholders of EVI Weatherford, Inc., approved a name change for the combined company to Weatherford International, Inc. Weatherford International, Inc. is listed on the NYSE under the symbol "WFT."

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Participant Accounts

Chase Bank of Texas, N.A. (formerly Texas Commerce Bank, N.A.), trustee for the Plan (the Trustee), maintains a separate account for each participating employee. The Trustee allocates to each account the number of shares of Company Common Stock purchased with contributions credited to such account and dividends, if any. The Plan included 283 and 345 participants as of December 31, 1999 and 1998, respectively.

Investment Valuation

The Plan primarily invests in the Common Stock. The Common Stock is reflected in the accompanying financial statements at quoted market value, as listed on the NYSE. The changes in the difference between the quoted market value and the cost of shares not withdrawn are reported as changes in unrealized appreciation (depreciation) in the statements of changes in net assets (see Note 4). Realized net gain (loss) on the sale or distribution of Common Stock are reported based on actual cost (see Note 3). Contributions pending purchase of the Common Stock and liquidation pending distribution to participants are invested in a short-term investment fund, with cost equal to market value. The short-term investment fund is reflected in the accompanying statement of net assets available for plan benefits as cash and cash equivalents.

Risks and Uncertainties

The Plan provides for investment in cash and cash equivalents and Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Expenses

The expenses of the Plan, except transfer taxes and other expenses paid by participating employees on withdrawals, are paid by the Company. With respect to purchases of Common Stock on the open market, if any, brokerage fees are paid by the Company.

2.  PROVISIONS OF THE PLAN:

Administration

The Plan is administered by a committee (the Administrative Committee) of not less than three persons appointed from time to time by the board of directors of the Company.

Eligibility

Subject to certain restrictions imposed by foreign countries in which the Company maintains offices, every full-time non-U.S. employee and every full-time U.S. employee not eligible for the Company's 401(k) savings plan are eligible to participate in the Plan on the first day of active service with the Company.

Effective with the Merger, former qualifying employees of EVI, Inc., became eligible for the Plan.

Effective January 1, 1998, commensurate with the introduction of a separate retirement savings plan, employees of the Company's Canadian services and manufacturing operations are no longer eligible to participate in the Plan. Participant contributions of such employees accounted for approximately 22 percent of 1997 participant contributions.

Participant Contributions

An eligible employee may contribute by payroll deductions 2 percent to 6 percent of base salary, but in no event less than $20 per month or more than a maximum dollar amount determined from time to time, in advance, by the Administrative Committee.

Company Contributions

The Company contributes 50 cents to each dollar contributed by participants up to 6 percent. Participants vest immediately in both their contributions to the Plan and all Company contributions made on their behalf.

The Trustee and Purchases of Common Stock

The Trustee maintains custody of the Plan's assets and uses the participants' payroll deductions, the Company's contributions and cash dividends received to purchase Common Stock. The Company has not declared or paid any dividends on its Common Stock since 1984. The Common Stock may be purchased on the open market or from the Company by the Trustee at a price equal to the closing price of the Common Stock on the NYSE.


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
Withdrawals and Termination of Employment

Participating employees may withdraw part or all of the whole shares of Common Stock in their accounts as of March 31 of any calendar year after giving written notice prior to March 1. Cash in lieu of fractional shares and any other credits will also be paid to the withdrawing employee. On termination of employment, a distribution will be made to the employee, or, in the case of death, to the persons entitled thereto, of all shares of Common Stock and cash adjustments as described above.

Federal Income Tax Consequences

The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Subject to differing tax consequences imposed by foreign countries in which the Company maintains offices, amounts contributed by an employee to the Plan through payroll deductions and amounts contributed by the Company are treated as part of the employee's salary or wages, which are subject to withholding taxes and are taxed, with the rest of the employee's compensation, as ordinary income. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Amendment, Suspension and Termination

Although the Company has not expressed an intent to do so, it has the right to suspend or terminate any or all provisions of the Plan at any time, except that no such action shall be taken which will, in the Administrative Committee's judgment, retroactively adversely affect the rights of participants.

3.  REALIZED NET GAIN (LOSS):

The following table sets forth the realized net gain (loss) calculated on the sale or distribution of Common Stock:


                                                             1999          1998           1997
                                                           ---------     ---------      ---------
Sale or distribution of Common Stock, at market            $ 367,624     $ 477,795      $ 263,785
   Less- Sale or distribution of Common Stock, at cost       295,925       522,213        211,853
                                                           ---------     ---------      ---------
                             Realized net gain (loss)      $  71,699     $ (44,418)     $  51,932
                                                           =========     =========      =========


4.  CHANGES IN UNREALIZED
    APPRECIATION (DEPRECIATION):

The changes in unrealized appreciation (depreciation) of Common Stock are as follows:

                                                                       1999           1998           1997
                                                                     ---------      ---------      ---------
Unrealized appreciation (depreciation) at end of year                $ 268,467      $(188,116)     $ 255,368
   Less- Unrealized appreciation (depreciation) at beginning
      of year                                                         (188,116)       255,368        112,824
                                                                     ---------      ---------      ---------
               Changes in unrealized appreciation (depreciation)     $ 456,583      $(443,484)     $ 142,544
                                                                     =========      =========      =========


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                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

   WEATHERFORD ENTERRA, INC. AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN




   March 21, 2000                                 /s/ JON R. NICHOLSON
--------------------                        ------------------------------------
        Date                                          Jon R. Nicholson
                                             Vice President-Human Resources for
                                            Weatherford International, Inc., and
                                              Administrative Committee Member

                               INDEX TO EXHIBIT


Exhibit
Number      Description
-------     -----------
 10.1       Weatherford Enterrra, Inc. Amended and Restated Employee Stock Purchase Plan
            (incorporated by reference to Exhibit 4.19 to the Company's Registration
            Statement on Form S-8 (Reg. No. 333-53633))

 23.1       Consent of Independent Public Accountants